Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Nine Months Ended September 30, 2019 and 2018
($ in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Basic:

Net income	$25,454	$12,528	$151,442	$38,600
Weighted average number of common shares during the period (in thousands)	41,785	41,683	41,715	41,586

Net income per share – basic	$0.61	$0.30	$3.63	$0.93

Diluted:

Net income	$25,454	$12,528	$151,442	$38,600
Weighted average number of common shares during the period	41,785	41,683	41,715	41,586
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	100	116	80	108
Common stock units related to deferred compensation for employees	—	25	—	25
Restricted common stock units related to incentive compensation	145	26	116	8
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,030	41,850	41,911	41,727

Net income per share – diluted	$0.60	$0.30	$3.61	$0.93